

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2024

Ryan Melsert
Chief Executive Officer
American Battery Technology Company
100 Washington Street, Suite 100
Reno, Nevada 89503

      Re: **American Battery Technology Company**
          Form 10-K for the Fiscal Year Ended June 30, 2023
          Filed September 28, 2023
          File No. 001-41811

Dear Ryan Melsert:

      We have reviewed your filing and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2023

Item 2. Properties
Tonopah Flats Lithium Exploration Project, page 18

1.   We note that you have referenced an inferred resource in your Form 10-K, however you have not disclosed the mineral resource or the disclosures required under Item 1304(d) and Item 1304(f) of Regulation S-K for a material mining property.

        Additionally it does not appear that the technical report summary was filed pursuant to Item 1302(b)(2) of Regulation S-K, which requires the technical report summary to be disclosed as an exhibit to the relevant Commission filing when disclosing mineral resources for the first time.

        Please advise.

2. Please include the following with your mineral property disclosure pursuant to Item 1304(b) of Regulation S-K:

    • the location of your property, accurate to within one mile, using an easily recognizable coordinate system,
    • expiration dates, required payments, and royalties, or other conditions required to maintain your mineral rights, and
    • the total cost or book value of the property and its associated plant and equipment.

3. Please revise to include disclosure regarding your exploration program internal controls as required by Item 1305 of Regulation S-K.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Energy & Transportation

cc: Amy Bowler